WEATHERFORD INTERNATIONAL LTD.

2000 St. James Place

Houston, Texas 77056

VIA EDGAR

December 9, 2019

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Levenberg

Re:	Weatherford International Ltd. and Co-Applicants
Form T-3 (File No. 022-29075)

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29075) (as amended, the “Form T-3”) of Weatherford International Ltd. (the “Company”), initially filed on June 28, 2019 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture governing the Company’s new 11.00% Senior Unsecured Notes due 2024.

On November 27, 2019, the Company filed Amendment No. 4 to the above referenced Form T-3. In accordance with Section 307(c) of the Act, we hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 5:00 p.m. (Eastern time) on December 11, 2019 or as soon as reasonably practicable thereafter.

In connection with the filing of the Form T-3, the Company hereby acknowledges that:

•                  should the Commission or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John M. Greer of Latham & Watkins LLP at (713) 546-7472 to confirm the effectiveness of the Form T-3.

[Signature Page Follows]

WEATHERFORD INTERNATIONAL LTD.

By:	/s/ Mohammed Dadhiwala
	Name:	Mohammed Dadhiwala
	Title:	Vice President

WEATHERFORD INTERNATIONAL, LLC

By:	/s/ Christine M. Morrison
	Name:	Christine M. Morrison
	Title:	Sole Manager of Sole Member

WEATHERFORD INTERNATIONAL PLC

By:	/s/ Stuart Fraser
	Name:	Stuart Fraser
	Title:	Chief Financial Officer

ADVANTAGE R&D, INC.
BENMORE IN-DEPTH CORP.
CASE SERVICES, INC.
COLOMBIA PETROLEUM SERVICES CORP.
COLUMBIA OILFIELD SUPPLY, INC.
DATALOG ACQUISITION, LLC
DISCOVERY LOGGING, INC.
EDINBURGH PETROLEUM SERVICES AMERICAS INCORPORATED
EPRODUCTION SOLUTIONS, LLC
HIGH PRESSURE INTEGRITY, INC.
IN-DEPTH SYSTEMS, INC.
INTERNATIONAL LOGGING LLC
INTERNATIONAL LOGGING S.A., LLC
PD HOLDINGS (USA), L.P.
PRECISION DRILLING GP, LLC
PRECISION ENERGY SERVICES, INC.
PRECISION OILFIELD SERVICES, LLP
STEALTH OIL & GAS, INC.
TOOKE ROCKIES, INC.
VISEAN INFORMATION SERVICES INC.
VISUAL SYSTEMS, INC.
WARRIOR WELL SERVICES, INC.
WEATHERFORD (PTWI), L.L.C.
WEATHERFORD ARTIFICIAL LIFT SYSTEMS, LLC
WEATHERFORD DISC INC.
WEATHERFORD GLOBAL SERVICES LLC
WEATHERFORD INVESTMENT INC.
WEATHERFORD LATIN AMERICA LLC
WEATHERFORD MANAGEMENT, LLC
WEATHERFORD TECHNOLOGY HOLDINGS, LLC
WEATHERFORD U.S., L.P.
WEATHERFORD URS HOLDINGS, LLC
WEATHERFORD/LAMB, INC.

[Signature Page to Acceleration Request]

WEUS HOLDING, LLC
WIHBV LLC
WUS HOLDING, L.L.C.

By:	/s/ Christine M. Morrison
	Name:	Christine M. Morrison
	Title:	Vice President

SABRE DRILLING LTD.
WEATHERFORD BERMUDA HOLDINGS LTD.
WEATHERFORD COLOMBIA LIMITED
WEATHERFORD DRILLING INTERNATIONAL HOLDINGS (BVI) LTD.
WEATHERFORD HOLDINGS (BERMUDA) LTD.
WEATHERFORD INTERNATIONAL HOLDING (BERMUDA) LTD.
WEATHERFORD PANGAEA HOLDINGS LTD.
WEATHERFORD SERVICES, LTD.
WOFS ASSURANCE LIMITED

By:	/s/ Mohammed Dadhiwala
	Name:	Mohammed Dadhiwala
	Title:	Vice President

WEATHERFORD HOLDINGS (BVI) LTD.
WEATHERFORD OIL TOOL MIDDLE EAST LIMITED

By:	/s/ Mohammed Dadhiwala
	Name:	Mohammed Dadhiwala
	Title:	Senior Vice President

KEY INTERNATIONAL DRILLING COMPANY LIMITED
WEATHERFORD DRILLING INTERNATIONAL (BVI) LTD.

By:	/s/ Andrew David Gold
	Name:	Andrew David Gold
	Title:	President

PRECISION ENERGY INTERNATIONAL LTD.
PRECISION ENERGY SERVICES COLOMBIA LTD.
PRECISION ENERGY SERVICES ULC
WEATHERFORD (NOVA SCOTIA) ULC
WEATHERFORD CANADA LTD.

By:	/s/ Raymond Charles Smith
	Name:	Raymond Charles Smith
	Title:	Vice President

WEATHERFORD HOLDINGS (SWITZERLAND) GMBH
WEATHERFORD MANAGEMENT COMPANY SWITZERLAND SÀRL
WEATHERFORD WORLDWIDE HOLDINGS GMBH

By:	/s/ Valentin Mueller
	Name:	Valentin Mueller
	Title:	Managing Officer

[Signature Page to Acceleration Request]

WEATHERFORD PRODUCTS GMBH
WEATHERFORD SWITZERLAND TRADING AND DEVELOPMENT GMBH
WOFS INTERNATIONAL FINANCE GMBH

By:	/s/ Mathias Neuenschwander
	Name:	Mathias Neuenschwander
	Title:	Managing Officer

WEATHERFORD SERVICES S. DE R.L.

By:	/s/ Mathias Neuenschwander
	Name:	Mathias Neuenschwander
	Title:	Managing Officer,
Weatherford Worldwide Holdings GmbH, as shareholder

WEATHERFORD EUROPEAN HOLDINGS (LUXEMBOURG) S.À R.L.
WEATHERFORD INTERNATIONAL (LUXEMBOURG) HOLDINGS S.À R.L.

By:	/s/ Mathias Neuenschwander
	Name:	Mathias Neuenschwander
	Title:	Manager A

WOFS SWISS FINANCE GMBH

By:	/s/ Arjana Cabariu-Truong
	Name:	Arjana Cabariu-Truong
	Title:	Managing Officer

WEATHERFORD EURASIA LIMITED
WEATHERFORD IRISH HOLDINGS LIMITED

By:	/s/ Neil Alexander MacLeod
	Name:	Neil Alexander MacLeod
	Title:	Director

WEATHERFORD U.K. LIMITED

By:	/s/ Alexander Olsson
	Name:	Alexander Olsson
	Title:	Director

WEATHERFORD NETHERLANDS B.V.

By:	/s/ August Willem Versteeg
	Name:	August Willem Versteeg
	Title:	Managing Director

[Signature Page to Acceleration Request]

WEATHERFORD NORGE AS

By:	/s/ Geir Egil Moller Olsen
	Name:	Geir Egil Moller Olsen
	Title:	Chairman of the Board

WEATHERFORD AUSTRALIA PTY LIMITED

By:	/s/ Robert Antonio DeGasperis
	Name:	Robert Antonio DeGasperis
	Title:	Director

WEATHERFORD OIL TOOL GMBH

By:	/s/ Marco Seffer
	Name:	Marco Seffer
	Title:	Managing Director

[Signature Page to Acceleration Request]